Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-167807
August 29, 2012

A Two-Pronged Case for Holding Gold

Excerpt: Gold continues to benefit from today’s low-interest rate monetary climate, and Russ says its diversifying effects mean the metal can be a valuable risk management tool for investors.

By Russ Koesterich

I’ve been advocating gold as a long-term investment and also as a risk management tool for some time now. Today, I remain bullish on the metal for two reasons – the monetary climate and gold’s diversifying qualities.

Gold is up nearly 6%1 year-to-date, underperforming most equity indexes but outperforming fixed income. Gold – more than any other commodity – is a natural beneficiary of the current monetary regime, which is characterized by negative real interest rates.

Most of the world’s central banks are trying to hold interest rates at or below the level of inflation. This strengthens the argument for buying gold because it means there is no opportunity cost for holding gold—in other words, investors aren’t going to be missing out because inflation is so low to begin with. Over the past two decades, this relationship between real interest rates and the return to gold has been exceptionally strong, explaining roughly 60% of the variation in the annual return to gold.

While gold’s price might be high by historical standards, I still believe that investors should strongly consider maintaining their allocation.

Investors should also consider gold as a diversifying asset. In an environment in which correlations are elevated, gold continues to march to its own drummer. Since 2010, gold’s correlation to the S&P 500 has been 0.06, a remarkably low correlation in an environment in which most assets, apart from Treasuries, tend to move together.

The bottom line is that I continue to advocate a strategic allocation to gold, in addition to investing in a broader commodity benchmark.

Source: Bloomberg

iShares Gold Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for

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Based on the London Gold PM Fix price as of July 31, 2012 year-to-date. The London Gold PM Fix price is for illustrative purposes only and does not represent actual iShares ETF performance. The London Gold PM Fix price does not reflect any fees, transaction costs or expenses. Past performance does not guarantee future results. For actual iShares Fund performance, please visit www.iShares.com or request a prospectus by calling 1-800-iShares (1-800-474-2737).

free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Gold Trust (the “Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

Shares of the Trust are intended to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by such shares. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Investments, LLC (“BRIL”), assists in the promotion of the Trust. BAMII and BRIL are affiliates of BlackRock, Inc. iS-7903-0812

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